Butterfield Reports First Quarter 2024 Results

Financial highlights for the first quarter of 2024:
•Net income of $53.4 million, or $1.13 per share, and core net income1 of $55.0 million, or $1.17 per share
•Return on average common equity of 21.5% and core return on average tangible common equity1 of 24.5%
•Net interest margin of 2.68%, cost of deposits of 1.78%
•Board declares dividend for the quarter ended March 31, 2024 of $0.44 per share

Hamilton, Bermuda - April 23, 2024: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended March 31, 2024.
Net income for the first quarter of 2024 was $53.4 million, or $1.13 per diluted common share, compared to net income of $53.5 million, or $1.11 per diluted common share, for the previous quarter and $62.2 million, or $1.24 per diluted common share, for the first quarter of 2023. Core net income1 for the first quarter of 2024 was $55.0 million, or $1.17 per diluted common share, compared to $55.3 million, or $1.15 per diluted common share, for the previous quarter and $62.2 million, or $1.24 per diluted common share, for the first quarter of 2023.
The return on average common equity for the first quarter of 2024 was 21.5% compared to 22.5% for the previous quarter and 28.0% for the first quarter of 2023. The core return on average tangible common equity1 for the first quarter of 2024 was 24.5%, compared to 25.4% for the previous quarter and 30.5% for the first quarter of 2023. The efficiency ratio for the first quarter of 2024 was 60.9%, compared to 61.7% for the previous quarter and 56.0% for the first quarter of 2023. The core efficiency ratio1 for the first quarter of 2024 was 59.8% compared with 60.5% in the previous quarter and 56.0% for the first quarter of 2023.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “The Bank’s first quarter results are a great start to the year and continue to demonstrate the strong profitability of Butterfield’s capital efficient non-interest earnings, well-structured balance sheet and thoughtful capital management. Since listing on the NYSE in 2016, the Bank has consistently maintained operating returns on tangible equity in the range of 16% to 28%, and we expect these levels of profitability to continue across typical economic cycles. We are on track to deliver top quartile returns relative to US regional banks. The Bank remains highly liquid with strong capital levels and has a loan portfolio that is primarily comprised of well collateralized residential mortgages with limited commercial and hospitality real estate exposure in Bermuda and the Cayman Islands."
Net income and core net income1 were flat compared to the prior quarter.
Net interest income (“NII”) for the first quarter of 2024 was $87.1 million, relatively flat compared with NII of $86.9 million in the previous quarter and down $10.3 million from $97.4 million in the first quarter of 2023. NII was flat during the first quarter of 2024 and decreased compared to the first quarter of 2023, primarily due to higher deposit costs and a decrease in the size of the Bank's balance sheet.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Net interest margin (“NIM”) for the first quarter of 2024 was 2.68%, a decrease of 5 basis points from 2.73% in the previous quarter and down 20 basis points from 2.88% in the first quarter of 2023. NIM in the first quarter of 2024 decreased compared to the prior quarter and first quarter of 2023 due to a lower volume of interest earning assets, continued mix-shift to higher yielding term deposit products and day-count.
Non-interest income for the first quarter of 2024 was $55.1 million, a decrease of $4.9 million from $60.0 million in the previous quarter and $4.9 million higher than $50.2 million in the first quarter of 2023. The decrease in the first quarter of 2024 compared to the prior quarter was mainly due to lower banking fees due to seasonally higher fourth quarter banking revenues, which were partially offset by higher foreign exchange revenue. Non-interest income in the first quarter of 2024 was higher than the first quarter of 2023 primarily due to newly acquired trust fees and higher foreign exchange income.
Non-interest expenses were $88.5 million in the first quarter of 2024, compared to $92.2 million in the previous quarter and $84.1 million in the first quarter of 2023. Core non-interest expenses1 of $86.9 million in the first quarter of 2024 were lower than the $90.4 million incurred in the previous quarter and higher than the $84.1 million incurred in the first quarter of 2023. Compared to the prior quarter, core non-interest expenses1 in the first quarter of 2024 were lower due to reduced head-count in the current quarter and higher bonus accruals in the previous quarter, lower technology cost from reduced IT project related travel and other expenses, partially offset by increases in non-income tax expenses related to the vesting of employee share awards. Core non-interest expenses1 were higher in the first quarter of 2024 compared to the first quarter of 2023 primarily due to increased costs associated with the implementation and depreciation of Butterfield's upgraded cloud-based core banking system in Bermuda and Cayman and other physical and IT asset improvements.
Period end deposit balances were $12.1 billion, an increase of 1.2% compared to $12.0 billion at December 31, 2023, primarily due to deposit increases in the Channel Islands. Average deposits were $12.2 billion in the quarter ended March 31, 2024, compared to $11.8 billion in the prior quarter.
Tangible book value per share improved by $0.16 or 0.8% this quarter to $19.45 per share.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on May 21, 2024 to shareholders of record on May 7, 2024. During the first quarter of 2024, Butterfield repurchased 1.2 million common shares under the Bank's share repurchase program.
The current total regulatory capital ratio as at March 31, 2024 was 24.9% as calculated under Basel III, compared to 25.4% as at December 31, 2023. Both of these ratios remain conservatively above the minimum Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2024	December 31, 2023	March 31, 2023
Non-interest income	55.1	60.0	50.2
Net interest income before provision for credit losses	87.1	86.9	97.4
Total net revenue before provision for credit losses and other gains (losses)	142.2	146.9	147.5
Provision for credit (losses) recoveries	0.4	(1.7)	(0.7)
Total other gains (losses)	0.2	(0.3)	0.1
Total net revenue	142.8	144.9	147.0
Non-interest expenses	(88.5)	(92.2)	(84.1)
Total net income before taxes	54.3	52.7	62.9
Income tax benefit (expense)	(0.9)	0.8	(0.7)
Net income	53.4	53.5	62.2

Net earnings per share
Basic	1.15	1.13	1.25
Diluted	1.13	1.11	1.24

Per diluted share impact of other non-core items [1]	0.04	0.04	—
Core earnings per share on a fully diluted basis [1]	1.17	1.15	1.24

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	47,167	48,099	50,131

Key financial ratios
Return on common equity	21.5%	22.5%	28.0%
Core return on average tangible common equity [1]	24.5%	25.4%	30.5%
Return on average assets	1.6%	1.6%	1.8%
Net interest margin	2.68%	2.73%	2.88%
Core efficiency ratio [1]	59.8%	60.5%	56.0%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	March 31, 2024	December 31, 2023
Cash and cash equivalents	1,746	1,647
Securities purchased under agreements to resell	135	187
Short-term investments	1,345	1,038
Investments in securities	5,168	5,292
Loans, net of allowance for credit losses	4,644	4,746
Premises, equipment and computer software, net	150	154
Goodwill and intangibles, net	96	99
Accrued interest and other assets	243	211
Total assets	13,528	13,374

Total deposits	12,131	11,987
Accrued interest and other liabilities	304	285
Long-term debt	99	98
Total liabilities	12,533	12,370
Common shareholders’ equity	995	1,004
Total shareholders' equity	995	1,004
Total liabilities and shareholders' equity	13,528	13,374

Key Balance Sheet Ratios:	March 31, 2024	December 31, 2023
Common equity tier 1 capital ratio[2]	22.6%	23.0%
Tier 1 capital ratio[2]	22.6%	23.0%
Total capital ratio[2]	24.9%	25.4%
Leverage ratio[2]	7.5%	7.6%
Risk-Weighted Assets (in $ millions)	4,648	4,541
Risk-Weighted Assets / total assets	34.4%	34.0%
Tangible common equity ratio	6.7%	6.8%
Book value per common share (in $)	21.53	21.39
Tangible book value per share (in $)	19.45	19.29
Non-accrual loans/gross loans	1.3%	1.3%
Non-performing assets/total assets	1.2%	1.0%
Allowance for credit losses/total loans	0.5%	0.5%
(2)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED MARCH 31, 2024 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2023

Net Income
Net income for the quarter ended March 31, 2024 was $53.4 million, relatively flat from $53.5 million in the prior quarter.
Movements within net income during the quarter ended March 31, 2024 compared to the previous quarter are attributable to following:
•$4.9 million decrease in non-interest income driven by (i) $4.3 million decrease in banking fees due to prior-period seasonality; and (ii) $1.0 million decrease in trust income driven by lower activity-based fees;
•$2.1 million decrease in the provision for credit losses driven by the repayment of two residential mortgages following the sale of the underlying collateral and reduced delinquencies in Bermuda;
•$3.6 million decrease in non-interest expenses driven by (i) $1.7 million decrease in salaries and other employee benefits driven by lower head-count and adjustments to performance-based incentive accruals recorded in the previous quarter; (ii) $1.5 million decrease in professional and outside services due to costs relating to the Credit Suisse trust asset acquisition recorded in the previous quarter; and (iii) $1.1 million decrease in technology and communications from lower corporate travel and other costs associated with the core banking system upgrade which went live in Cayman in the previous quarter; partially offset by $1.3 million increase in indirect taxes related to the annual vesting of share compensation; and

•$1.7 million increase in income tax expense due to the recognition of a deferred tax asset in Singapore in the previous quarter.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $1.6 million in the first quarter of 2024. Non-core items for the quarter included costs associated with the departure of a senior executive and fees relating to corporate restructuring.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT MARCH 31, 2024 COMPARED WITH DECEMBER 31, 2023
Total Assets
Total assets of the Bank were $13.5 billion at March 31, 2024, an increase of $0.2 billion from December 31, 2023. The Bank maintained a highly liquid position at March 31, 2024, with $8.4 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 62.0% of total assets, compared with 61.0% at December 31, 2023.
Loans Receivable
The loan portfolio totaled $4.6 billion at March 31, 2024, which was $0.1 billion lower than December 31, 2023 balances. The decrease was driven primarily by maturities and prepayments in the Channel Islands and UK residential mortgage portfolio.
The allowance for credit losses at March 31, 2024 totaled $24.8 million, a decrease of $1.0 million from $25.8 million at December 31, 2023. The movement was driven by repayment of two residential mortgage properties following the sale of the underlying collateral and reduced delinquencies in Bermuda.
The loan portfolio represented 34.3% of total assets at March 31, 2024 (December 31, 2023: 35.5%), while loans as a percentage of total deposits was 38.3% at March 31, 2024 (December 31, 2023: 39.6%). The decrease in both ratios was attributable principally to a decrease in loan balances at March 31, 2024 compared to December 31, 2023.
As of March 31, 2024, the Bank had gross non-accrual loans of $59.1 million, representing 1.3% of total gross loans, a decrease of $2.0 million from $61.0 million, or 1.3% of total loans, at December 31, 2023. The decrease in non-accrual loans was driven by a number of Bermuda residential mortgages moving back to accrual status.
Other real estate owned (“OREO”) remained flat at $0.5 million compared to December 31, 2023.
Investment in Securities
The investment portfolio was $5.2 billion at March 31, 2024, which was $0.1 billion lower compared with December 31, 2023 balances. The changes were attributable to paydowns and maturities in the portfolio, for which the majority of the proceeds were invested into short-term treasury assets.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.23% during the quarter ended March 31, 2024 compared with 2.16% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $178.2 million, compared with total net unrealized losses of $163.9 million at December 31, 2023, as a result of rising long-term US dollar interest rates.
Deposits
Average total deposit balances were $12.2 billion for the quarter ended March 31, 2024, an increase of $0.4 billion compared to the previous quarter, while period end balances as at March 31, 2024 were $12.1 billion, an increase of $0.1 billion compared to December 31, 2023.

Average Balance Sheet2

	For the three months ended
	March 31, 2024			December 31, 2023			March 31, 2023
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,138.3	36.8	4.71	2,603.6	31.0	4.72	2,943.9	27.1	3.74
Investment in securities	5,204.2	28.9	2.23	5,290.5	28.9	2.16	5,720.2	29.8	2.12
Available-for-sale	1,766.3	9.6	2.17	1,798.8	9.1	2.01	2,005.6	8.9	1.80
Held-to-maturity	3,437.9	19.3	2.25	3,491.7	19.7	2.24	3,714.6	20.9	2.28
Loans	4,689.5	77.0	6.58	4,732.5	79.7	6.68	5,040.7	77.5	6.23
Commercial	1,381.4	23.7	6.88	1,374.1	24.4	7.03	1,409.8	22.6	6.51
Consumer	3,308.1	53.3	6.46	3,358.3	55.4	6.54	3,630.9	54.9	6.13
Interest earning assets	13,031.9	142.7	4.39	12,626.6	139.6	4.39	13,704.7	134.5	3.98
Other assets	412.0			421.6			395.9
Total assets	13,444.0			13,048.1			14,100.7
Liabilities
Deposits - interest bearing	9,586.5	(54.2)	(2.27)	9,208.6	(51.2)	(2.21)	9,786.5	(34.7)	(1.44)
Securities sold under agreement to repurchase	4.6	(0.1)	(4.69)	4.7	(0.1)	(5.64)	0.4	—	(4.50)
Long-term debt	98.5	(1.4)	(5.58)	98.5	(1.4)	(5.53)	172.3	(2.4)	(5.65)
Interest bearing liabilities	9,689.7	(55.6)	(2.30)	9,311.7	(52.6)	(2.24)	9,959.2	(37.1)	(1.51)
Non-interest bearing current accounts	2,603.5			2,618.5			2,993.5
Other liabilities	250.0			228.9			241.1
Total liabilities	12,543.2			12,159.2			13,193.7
Shareholders’ equity	900.8			889.0			906.9
Total liabilities and shareholders’ equity	13,444.0			13,048.1			14,100.7
Non-interest bearing funds net of non-interest earning assets (free balance)	3,342.3			3,314.9			3,745.6
Net interest margin		87.1	2.68		86.9	2.73		97.4	2.88
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $130.7 billion and $30.7 billion, respectively, at March 31, 2024, while assets under management were $5.7 billion at March 31, 2024. This compares with $132.4 billion, $30.3 billion and $5.5 billion, respectively, at December 31, 2023.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2024	December 31, 2023	March 31, 2023
Net income	53.4	53.5	62.2
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	1.3	(0.3)	—
Asset acquisition costs	—	1.9	—
Restructuring charges and related professional service fees	0.3	0.2	—
Total non-core expenses	1.6	1.8	—
Total non-core items	1.6	1.8	—
Core net income	55.0	55.3	62.2

Average common equity	996.1	943.0	902.5
Less: average goodwill and intangible assets	(97.4)	(77.7)	(74.2)
Average tangible common equity	898.7	865.2	828.3
Core earnings per share fully diluted	1.17	1.15	1.24
Return on common equity	21.5%	22.5%	28.0%
Core return on average tangible common equity	24.5%	25.4%	30.5%

Shareholders' equity	995.1	1,003.6	936.9
Less: goodwill and intangible assets	(96.3)	(98.9)	(74.1)
Tangible common equity	898.8	904.7	862.8
Basic participating shares outstanding (in millions)	46.2	46.9	49.8
Tangible book value per common share	19.45	19.29	17.32

Non-interest expenses	88.5	92.2	84.1
Less: non-core expenses	(1.6)	(1.8)	—
Less: amortization of intangibles	(1.9)	(1.4)	(1.4)
Core non-interest expenses before amortization of intangibles	85.0	89.0	82.7
Core revenue before other gains and losses and provision for credit losses	142.2	146.9	147.5
Core efficiency ratio	59.8%	60.5%	56.0%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, April 24, 2024 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com